UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 10, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 10, 2007

Print the name and title of the signing officer under his signature.

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  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO'S GIBRALTAR MINE EXPANSION ON SCHEDULE

July 10, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) is pleased to announce that the key components of the Semi Autogenous Grinding ("SAG") mill for the Gibraltar concentrator expansion have commenced shipment from Europe. Mill motors and ancillary systems are already on site at Gibraltar and ready for installation in the newly erected SAG mill building. With the shipment of the SAG mill components now underway, delivery is on target for August of this year as projected in the original plans in May 2006.

Additionally, all ten new 160 cubic metre flotation cells are expected to be operational, on schedule, within the next two weeks. These new cells will improve copper and molybdenum recoveries and provide sufficient capacity for planned increases in the concentrator throughput.

As a result of mill installation and flotation upgrades, the ore processing capacity of the concentrator at Gibraltar will increase from 36,750 to 46,000 tpd by the end of calendar 2007. The Phase 2 expansion announced in May 2007, designed to increase the concentrator capacity from 46,000 to 55,000 tpd by late 2008, is also proceeding on schedule.

In parallel with the extensive work being undertaken in the concentrator, major mining equipment has been purchased with accelerated delivery times. Delivery of this equipment has been reduced to just 12 months from the current industry average of 24 months.

A new 60 x 89 primary crusher, capable of crushing 70,000 tpd, and a P&H 4100 shovel are scheduled to be on site by the summer of 2008 and operational by the fall of 2008.

Russell Hallbauer, President and CEO of Taseko, commented, "All of the Taseko team in Vancouver and at Gibraltar have done an exceptional job over the last 15 months advancing this complex project. There are very few mining companies that have the ability to more than double their production in such a short time frame at a very low capital cost. This accomplishment truly sets us apart from our peers."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.